Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

16 March 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Half Year Report of Cue Energy Resources Limited for the Financial Period Ended 31 December 2005

(ABN 45 066 383 971)

This Half Year Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.2A

Current Reporting Period:	Financial Period ending 31 December 2005 (6 months)
Previous Corresponding Period:	Financial Period ending 31 December 2004 (6 months)

Results for Announcement to the Market for the Financial Period Ended 31 December 2005 (Six Months)

Revenue and Net Profit/(Loss)

	Percentage Change Over Dec '04 (6 months)	Amount (6 months) $'000
Revenue	Up 66%	5,134
Profit after tax attributable to members	Up 3,553%	1,388
Net profit attributable to members	Up 3,553%	1,388

Dividends
It is not proposed to pay dividends.

Brief Explanation of Revenue, Net Profit/(Loss) and Dividends Distributions (if any)

(i) Revenue from Ordinary Activities
Increased revenues can be attributed to increased production levels and higher realised oil prices and increased interest received on funds held .

(ii) Net Profit
Increased net profit was primarily as a result of increased revenue income from oil production.

	31/12/2005	31/12/2004
Net Tangible Assets Per Security	2.5 cents	4.86 cents

CUE ENERGY RESOURCES LIMITED
ABN: 45 066 383 971

HALF-YEAR FINANCIAL REPORT
AND DIRECTORS' REPORT

31 DECEMBER 2005

CORPORATE DIRECTORY

DIRECTORS:

RG Tweedie
L Musca
EG Albers
K Hoolihan

ADMINISTRATION OFFICE:

Level 21
114 William Street
MELBOURNE VIC 3000

Phone: (03) 9670 8668
Fax: (03) 9670 8661
Email: mail@cuenrg.com.au

REGISTERED OFFICE:

Level 21
114 William Street
MELBOURNE VIC 3000

SHARE REGISTER:

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford Vic 3067
Australia

GPO Box 2975
Melbourne Vic 3001
Australia

Tel: 1300 850 505 (within Australia)
or 61 3 9415 4000 (outside Australia)
Fax: 61 3 9473 2500
Email: web.queries@computershare.com.au
Website: www.computershare.com

AUDITORS:

PKF
Level 11, 485 Latrobe Street
MELBOURNE VIC 3000

SOLICITORS:

Allens Arthur Robinson
530 Collins Street
MELBOURNE VIC 3000

CONTENTS:

STOCK EXCHANGE LISTINGS

Australian StockExchange Ltd
Level 3, 530 Collins Street
MELBOURNE VIC 300

Port Moresby Stock Exchange
Cnr of Champion Parade & Hunter Street
PORT MORESBY, PAPUA NEW GUINEA

DIRECTORS' REPORT

The directors present their report together with the consolidated Financial Report of the economic entity for the half-year ended 31 December 2005.

DIRECTORS

The directors of the Company in office during and since the half-year are as follows:

RG Tweedie
L Musca
EG Albers
K Hoolihan

REVIEW OF OPERATIONS

Profit

The consolidated profit after tax of the economic entity for the half-year amounted to $1.39 million.

1. **PRODUCTION**

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos
SE Gobe Unit, PNG (3.285646 % interest)
Operator: Oil Search

At the end of the half year, the SE Gobe oil field was producing at an average rate of approximately 7900 barrels of oil per day (Cue share approximately 260 barrels of oil per day). Cue's oil production revenue received during the half year from the SE Gobe oil field was A$3.746 million and equated to 45,970 barrels. Cue did not have any hedging arrangements in place during the period.

During the half year, construction of a drilling pad for further SE Gobe production wells was completed and rig move to the pad began. The SEG -12 development well began drilling on 4 February 2006.

2. **DEVELOPMENT ACTIVITY**

- **INDONESIA**

Sampang PSC - Madura Strait, East Java, Indonesia (13.5% Interest)
Operator: Santos
Oyong

Background

The Oyong field was discovered in mid 2001.

The oil and gas discovery is in 45 metres of water approximately 8 kilometres south of Madura Island. The three initial wells Oyong -1, -2, -3 indicated a gas column of approximately 120 metres, underlain by a 38 metre oil column.

On July 19, 2003 a Gas Sales Agreement was signed with PT Indonesia Power for the entire gas reserves of the Oyong field. The sale is denominated in US dollars.

Oyong Development Plan

Oyong is being developed in two phases, an oil phase followed by a gas development phase.

DIRECTORS' REPORT (continued)

The production facility consists of a simple well head structure formed by triangular braced surface well conductors which extend above the sea surface from a sea floor tall template structure. The development wells have been drilled through and between the conductors.

Oil and gas will be processed on a nearby moored production barge. Oil will be stored in a permanently moored tanker prior to being exported and gas will be sent by pipeline to the P.T. Indonesia electricity generating station at Grati, East Java, under the existing contract. Solution gas associated with the early oil production will be reinjected until gas production begins to Grati.

Development Progress

Development drilling was completed in December 2005. Drilling of the development wells revealed unexpected sealing faults that divide the reservoir into several fault bounded compartments.

The field compartmentalisation resulted in lower volumes of oil in place and hence in lower volumes of recoverable oil than previously interpreted. Preliminary analysis suggests that recoverable oil volumes are now likely to be less than 8 million barrels, but that recoverable gas volumes are still likely to be around 100 billion cubic feet of sales gas.

Initial field oil flow rates are likely to be less than 10,000 barrels of oil per day. A clearer picture is unlikely until the field has been producing oil for several months. The gas production rate is not expected to be significantly changed and will be between 40-60 million cubic feet per day, with gas production expected to begin in the first-half of 2007.

Despite the changes to oil reserves, the high current and projected future oil prices, in conjunction with gas sales, result in positive Oyong economics and will increase cash flow to Cue.

Oyong Capital Cost

The capital expenditure for the field is now anticipated to be approximately US$130 million. Cue's share is now estimated to be US$19.5 million. The increase has been primarily due to the additional development drilling costs.

- **NEW ZEALAND**

PMP 38160
PEP 38413 Taranaki Basin - New Zealand (5% interest)
Operator: OMV New Zealand
Background

PMP 38160 and PEP 38413 contain the Maari field and the nearby Manaia oil discovery, respectively. Cue acquired its interest in the field in March 2005. Maari is situated in 100 metres water depth, approximately 80km from the Taranaki coast and is the largest undeveloped offshore oil field in New Zealand. The field was discovered by the Moki -1 exploration well, drilled in 1983 and has been the subject of a number of subsequent delineation wells.

Total P_{50} Moki formation recoverable oil volumes in the field are estimated to be approximately 45-50 million barrels. Oil is reservoired in shallower M2A sands and oil and gas in the deeper Mangahewa Formation. Only the Moki Formation will be initially produced.

The M2A sands will be further appraised by the Moki Formation production wells and could provide upside production in the future. The Mangahewa Formation hydrocarbons appear to

DIRECTOR'S REPORT (continued)

be sub commercial at this stage. The Manaia discovery requires further appraisal before its ultimate potential can be determined.

The proposed development scheme for Maari is a well head platform which will house the well heads for five horizontal production wells and three water injection wells. The produced hydrocarbons and water will be sent by subsea flow lines to a nearby Floating Production, Storage and Offtake (FPSO) vessel, where the oil, associated gas and produced water will be separated and processed.

First oil production anticipated in the first half of 2008 with an initial expected oil production rate of approximately 35,000 barrels of oil per day (gross), (Cue's share being 1750 barrels of oil per day). Oil production is expected to continue for around 10 years in the P_{50} reserve case.

Cue's share of capital development costs is now estimated to be US$18-20 million, an increase of US$6 million, primarily due to the substantial general cost increases being experienced by the oil and gas industry.

Activity

During the half year, the joint venture approved development of Maari and the New Zealand authorities issued Petroleum Mining Permit PMP 38160 for the field. An Appraisal Extension Permit application for PEP 38413 was submitted for the area covering the Manaia oil discovery. Manaia was not included in the Maari PMP approval.

Letters of Intent were issued for construction of the Maari well head platform and for the floating production, storage and offtake (FPSO) vessel.

Other development contractual activities were ongoing.

At the end of the half year, a geotechnical evaluation vessel arrived to undertake soil boring and other sea floor evaluation surveys at the planned Maari platform location.

3. EXPLORATION ACTIVITIES

- **PAPUA NEW GUINEA**

PDL 3 - Papuan Basin, PNG (5.568892% Interest)
Operator: Santos

No exploration activity took place during the half year.

PPL 190 - Papuan Basin, PNG (10.947% Interest)
Operator: Oil Search

During the half year, interpretation of the Wabi-Wasuma seismic survey indicated that closure on the Wasuma structure trend was not present in PPL 190. A new sub thrust structure, Murray Deep, was recognised and mapped and is the candidate for an exploration well, which is anticipated to begin drilling in third quarter 2006.

PRL -8 - Papuan Basin, PNG (10.72% Interest)
Operator: Oil Search

No exploration activity took place during the half year.

PRL -8 contains the Kimu gas field.

Oil Search estimates that Kimu contains approximately 900 billion cubic feet of recoverable gas that contains no sulphur or carbon dioxide. Cue's net share is approximately 100 billion cubic feet of recoverable gas.

DIRECTORS' REPORT (continued)

PRL -9 - Papuan Basin, PNG (14.894% Interest)
Operator: Santos

No exploration activity took place during the half year.

PRL -9 contains the Barikewa gas field. Barikewa is assessed by Santos to contain approximately 800 billion cubic feet of recoverable natural gas with Cue's share being approximately 120 billion cubic feet. Barikewa is located immediately adjacent to the likely route for the proposed PNG - Queensland gas pipeline.

- INDONESIA

Sampang PSC – Madura Strait, East Java, Indonesia (13.5% Interest)
Operator: Santos

Jeruk Background

Following the encouraging results of the Jeruk -2 Sidetrack 2 well, Cue reinstated its full 15% interest in the Jeruk oil discovery, on 28 April 2005.

Cue's option to reinstate was triggered by Santos' proposal to further appraise the Jeruk discovery by re-entering the Jeruk -2 well and further sidetracking, coring and production flow testing the well, and to drill four additional appraisal wells.

The additional Jeruk appraisal drilling activity is designed to follow up the results from the Jeruk -1 and Jeruk -2 wells, which were drilled by Santos on a sole risk basis in 2004 and early 2005.

Jeruk -1 tested 4,700 barrels of oil and water from an open hole test at the top of the objective carbonate reservoir.

The Jeruk -2 Sidetrack 2 appraisal well flowed 7488 barrels of 33 ° API oil over a five hour period, through a 0.5 inch surface choke from an 18 metre interval from 5134 to 5152 metres measured depth at the top of the carbonate reservoir. The flow rate was constrained by the throughput capacity of the surface production facilities.

A further drill stem test (DST-3) in Jeruk -2 sidetrack 3, over the interval 5430-5460 metres measured depth, recovered oil and water, but flow potential of this zone could not be established due to restrictions caused by debris in the test string and mechanical problems in the well bore. The qualities of the oil and the pressure data from this test indicated that the oil is part of the same hydrocarbon column tested by the shallower Jeruk -2 Sidetrack 2 oil test, and consequently an oil column of some 380 metres was inferred to be present by the Operator.

Finance

By reinstating its rights Cue became obligated to pay in cash a lump sum amount of approximately US$9.1 million (A$12 million), which is equivalent to the cost it would have incurred if it had participated in the Jeruk -1 and -2 wells from the outset. The lump sum was paid on 27 May 2005. In addition, Cue was required to pay a premium out of any future Jeruk oil production of approximately US$55 million.

In order to replace existing funds which were used to pay the lump sum and the cost of the re-entry, further sidetracking, coring and testing of Jeruk -2, Cue made a renounceable pro-rata entitlement offer of one new share for every five existing shares at an issue price of AUD 20 cents, raising AUD 17.4 million, less fees.

DIRECTORS' REPORT (continued)

Jeruk -2 Sidetrack -4

In early May 2005, the Jeruk -2 well was re-entered and further sidetrack operations began. The side track was located approximately 200 metres west of Jeruk -2 ST 2. The top of the carbonate reservoir was penetrated some 66 metres low to prediction and approximately 40 metres low to the top in Jeruk -2 ST 2. An open hole flow test of the upper portion of the hole from 4974-5100 metres measured depth, flowed oil and mud prior to the test packer failing and the test being aborted.

Three rock cores were cut in total, to provide information on the reservoir quality. The cores show poor quality reservoir at this location. A deeper open hole flow test of the zone from 5088-5230 metres measured depth, initially recovered formation water and later, oil.

The zone from which the formation water was recovered is above the depth (5430-5460 metres measured depth) where oil and formation water were recovered in Jeruk -2 Side track - 3.

A further flow test attempted at the top of the reservoir over the interval 5042-5080 metres measured depth, failed due to mechanical problems, requiring the well to be again side tracked into the top of the reservoir, where an open hole flow test over the interval 5027-5102 metres measured depth recovered oil at a controlled rate of 3000 barrels of oil per day. This test was designed to investigate reservoir parameters and to obtain a representative bulk sample of oil to allow determination of the chemical composition of the oil, including wax content, and to allow more reliable measurement of the concentration of contaminants, such as hydrogen sulphide and carbon dioxide.

The Jeruk drilling results to date indicate more variation in the rock quality and possibly a more complex reservoir system than earlier thought. There remains significant uncertainty as to the size of the oil pool.

Seismic

Acquisition of an extensive 3D seismic survey over the eastern and western portions (including Jeruk) of the Sampang block began in January 2005. Processing and interpretation of the survey continued during the half year.

Jeruk -3

Based on an intregation of results to date and the new 3D seismic, Santos proposed the drilling of a Jeruk -3 appraisal well to test the central area of the Jeruk structure. The well began drilling on 24th January 2006.

Medco Agreement

Subsequent to the end of the half year, Cue entered into an agreement with Medco Strait Services Pte Ltd ("Medco"), a subsidiary of PT Medco Energi Internasional Tbk, to share the costs and revenue in respect of the Jeruk field. This agreement, in conjunction with a Deed of Release, removed 90.9% of the inkind premium due by Cue to Santos (being that portion of the premium due to Medco under an earlier Jeruk participation agreement between Medco and Santos).

The remaining 9.1% of the in kind premium due by Cue to Santos continues in force.

The obligation to pay an in kind premium arose as a result of Cue reinstating its rights following the drilling of two sole risk wells on the Jeruk structure previously funded solely by Santos and Medco.

In return for Medco foregoing its share of the above premium, Cue has transferred a 6.818182% economic interest out of its 15% interest in the Jeruk discovery to Medco.

DIRECTORS' REPORT (continued)

Cue's Jeruk entitlement and obligation reduces to 8.181818% and will reduce further to 7.36% following participation by the nominated Indonesian company (see below).

The agreements remove the requirement for Cue to forego production to the value of approximately USD50 million out of Cue's share of first production from Jeruk and allows Cue to participate earlier in cash flow from Jeruk.

In addition, Medco has reimbursed Cue in cash for the Medco proportional share of the past Jeruk expenditures and working capital, cash called and paid up, equating to approximately USD6m.

Cue views the agreement with Medco as an excellent outcome for the company in that;

1. It provides Cue earlier cash flow from Jeruk production,
2. It provides prorata reimbursement of past costs,
3. It reduces Cue's risk exposure,
4. It more closely aligns the interests of the Jeruk participants and

Singapore Petroleum Company Limited (SPC) also entered into a similar pro rata arrangement with Medco.

Other Exploration

The 3D seismic was designed to also provide more detailed information on several potentially drillable prospects. Up to three exploration wells are expected to be drilled in 2006, with the first expected to begin drilling in the second quarter.

Indonesian Participation

Under the terms of the Sampang Production Sharing Contract (and other Indonesian PSC's), BPMIGAS, or its nominee, has the right to acquire one tenth of the participating interests of each of the participants subject to the reimbursement of all past costs. Petrogas Oyong Jatim, a company associated with the East Java regional government, is in the process of acquiring the interest and as a result Cue's participating interest in the PSC is expected to reduce to 13.5% and in Jeruk to 7.36%. The transaction has not yet been completed, and as a consequence, Cue has not received reimbursement of past costs of approximately US$2 million.

- **AUSTRALIA**

EP 363 Carnarvon Basin - Western Australia (10% buy back option)
Operator: Apache Energy

No exploration activity took place during the half year.

T37/P Bass Basin - Tasmania (50% interest)

Operator: Cue Energy Resources

During the half year investigation and acquisition of existing technical data continued.

T38/P Bass Basin - Tasmania (50% interest)

Operator: Cue Energy Resources

During the half year investigation and acquisition of existing technical data continued.

DIRECTORS' REPORT (continued)

WA-359-P - Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

During the half year acquisition of existing technical data continued.

WA-360-P - Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

During the half year acquisition of existing technical data continued.

WA-361-P - Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

During the half year acquisition of existing technical data continued.

AUDITOR INDEPENDENCE DECLARATION

A copy of the auditor independence declaration is set out on page 9.

Signed in accordance with a resolution of Directors.



RG Tweedie
Director

Dated at Melbourne this 16th day of March 2006

PKF

Chartered Accountants
& Business Advisers

Level 11, CGU Tower
485 La Trobe Street
Melbourne 3000
GPO Box 5099BB
Melbourne 3001

Tel: (03) 9603 1700
Fax: (03) 9602 3870

www.pkf.com.au

INDEPENDENCE DECLARATION

TO : THE DIRECTORS
CUE ENERGY RESOURCES LIMITED

As lead engagement partner for the review of Cue Energy Resources Limited for the period ended 31 December 2005, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

PKF

PKF
Chartered Accountants

M L Port
Partner

16 March 2006
Melbourne

CONSOLIDATED CONDENSED INCOME STATEMENT FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	Note	31/12/2005 $'000	31/12/2004 $'000
Revenue	2	5,134	3,087
Expenses		2,635	2,745
Profit before income tax expense		2,499	342
Income tax expense	3	1,111	304
Profit after income tax expense		**1,388**	**38**
Basic earnings per share (cents per share)		0.27	0.12
Diluted earnings per share (cents per share)		0.27	0.12

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

CONSOLIDATED CONDENSED BALANCE SHEET
AS AT 31 DECEMBER 2005

	Note	31/12/2005	30/06/2005
CURRENT ASSETS		$'000	$'000
Cash and cash equivalents		9,441	25,036
Trade and other receivables		1,309	390
TOTAL CURRENT ASSETS		10,750	25,426
NON-CURRENT ASSETS			
Property, plant & equipment		36	19
Other financial assets		452	357
Exploration and evaluation expenditure		67,024	51,536
Production properties		4,038	4,760
Deferred tax assets		29	-
TOTAL NON-CURRENT ASSETS		71,579	56,672
TOTAL ASSETS		82,329	82,098
CURRENT LIABILITIES			
Trade and other payables		2,122	3,031
Redetermination deferred income		-	23
Employee provisions		189	185
		2,311	3,239
NON-CURRENT LIABILITIES			
Employee provisions		5	-
Deferred tax liabilities		-	329
TOTAL NON-CURRENT LIABILITIES		5	329
TOTAL LIABILITIES		2,316	3,568
NET ASSETS		80,013	78,530
EQUITY			
Issued capital	4	119,482	119,482
Reserves		388	293
Accumulated losses		(39,857)	(41,245)
TOTAL EQUITY		80,013	78,530

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY FOR THE HALF YEAR ENDED 31 DECEMBER 2005

	31/12/2005 $'000	31/12/2004 $'000
TOTAL EQUITY AT THE BEGINNING OF THE HALF YEAR	78,530	34,134
Profit for the year	1,388	38
Total recognised income and expense for the period	**1,388**	**38**
Attributable to:		
Members of the parent	1,388	38
Increase in:		
Asset Revaluation Reserve arising from increase in market value of available-for-sale investments	95	56
Total changes in equity other than those resulting from transactions with equity holders as equity holders	**1,483**	**94**
Transactions with equity holders in their capacity as equity holders		
Issue of shares	-	10,000
Exercise of options	-	25
Capital raising costs	-	(503)
	-	**9,522**
TOTAL EQUITY AT THE END OF THE HALF-YEAR	**80,013**	**43,750**

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	31/12/2005 $'000	31/12/2004 $'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from production	3,788	2,483
Interest received	437	33
Payments to suppliers and employees	(2,330)	(1,292)
Income taxes paid	(539)	(666)
Net cash provided by operating activities	1,356	558
CASH FLOWS FROM INVESTING ACTIVITIES		
Exploration, evaluation and development	(17,395)	(812)
Proceeds from sale of assets	-	72
Purchase of fixed assets	(26)	-
Net cash (used in) investing activities	(17,421)	(740)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from share issues	-	10,025
Payments for share issue costs	-	(504)
Net cash provided by financing activities	-	9,521
Net increase (decrease) in cash assets	(16,065)	9,339
Cash and cash equivalents at the beginning of the half-year	25,036	4,215
Exchange rate adjustments	470	(476)
Cash and cash equivalents at the end of the half-year	9,441	13,078

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation of Half-Year Financial Report

The financial statements are a general purpose interim financial report which has been drawn up in accordance with Accounting Standard AASB 134 Interim Financial Reporting, Urgent Issues Group Interpretations adopted by Australian Accounting Standards Board ("AASB") and the Corporations Act 2001.

International Financial Reporting Standards ("IFRS") form the basis of Australian Accounting Standards adopted by the AASB, being Australian equivalents to IFRS ("AIFRS"). The interim financial report of the Company also complies with IFRS and interpretations adopted by the International Accounting Standards Board.

This is the Company's first AIFRS interim financial report for part of the period covered by the first AIFRS annual financial report and AASB 1 *First time adoption of Australian equivalents to International Financial Reporting Standards* (with 1 July, 2004 as the date of transition.) This half-year financial report does not include all the notes of the type usually included in an annual financial report.

The interim financial report is to be read in conjunction with the most recent annual financial report, however, the basis of preparation is different to that of the most recent annual financial report due to the first time adoption of AIFRS. This report must also be read in conjunction with any public announcements made by the Company during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

The preparation of the interim financial report in accordance with AASB 134 resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under previous GAAP. The accounting policies set out below have been applied consistently to all periods presented in these interim financial statements. They also have been applied in preparing an opening AIFRS balance sheet at 1 July 2004 for the purposes of the transition to Australian Accounting Standards - AIFRS, as required by AASB 1. The impact of the transition from previous GAAP to AIFRS is explained in note 7.

The half-year report has been prepared under the historical cost convention, as modified by revaluations to fair value for certain classes of assets as described in the accounting policies.

(b) Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements combines the financial statements of Cue Energy Resources Limited (parent entity) and all of its subsidiaries, and include the results of associates using the equity method (where material).

Subsidiaries are entities that are controlled, either directly or indirectly by the parent. Associates are entities in which the parent, either directly or indirectly has a significant but not controlling interest.

All transactions between subsidiaries or between the parent and subsidiaries are eliminated on consolidation.

The results of subsidiaries or associates acquired or disposed of during the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

Exploration and Evaluation Project Expenditure

Costs incurred during the exploration, evaluation and development stages of specific areas of interest are accumulated. Such expenditure comprises net direct costs and an appropriate portion of related overhead expenditure, but does not include general overheads or administrative expenditure not having a specific nexus with a particular area of interest.

Expenditure is only carried forward as an asset where it is expected to be fully recouped through the successful development of the area, or where activities to date have not yet reached a stage to allow adequate assessment regarding existence of economically recoverable reserves, and active and significant operations in relation to the area are continuing. Ultimate recoupment of costs is dependent on successful development and commercial exploitation, or alternatively, sale of respective areas.

Costs are written off as soon as an area has been abandoned or considered to be non-commercial.

No amortisation is provided in respect of projects in the exploration, evaluation and development stages until they are reclassified as production properties.

Restoration costs recognised in respect of areas of interest in the exploration and evaluation stage are carried forward as exploration, evaluation and development expenditure.

Production Properties

Production properties represent the accumulation of all exploration, evaluation, development and acquisition costs in relation to areas of interest in which production licences have been granted.

Amortisation of costs is provided on the unit-of-production basis, separate calculations being made for each resource. The unit-of-production basis results in an amortisation charge proportional to the depletion of economically recoverable reserves (comprising both proven and probable reserves).

Amounts (including subsidies) received during the exploration, evaluation, development or construction phases which are in the nature of reimbursement or recoupment of previously incurred costs are offset against such costs.

Property, Plant and Equipment

Class of Fixed Asset	Depreciation Rate
Plant and equipment	5-33%

All property, plant and equipment are initially recorded at cost. Depreciation is calculated on a diminishing value basis so as to allocate the cost of each item of equipment over its expected economic life. The economic life of equipment has due regard to physical life limitations and to present assessments of economic recovery. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessment for major items. Gains and losses on disposal of property, plant and equipment are taken into account in determining the operating results for the year.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

Impairment

The carrying amounts of the consolidated entity's assets, other than deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through profit or loss.

Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit (group of units) on a pro rata basis.

(i) Calculation of recoverable amount

The recoverable amount of the consolidated entity's investments in held-to-maturity securities and receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e., the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the assets belongs.

(ii) Reversal of Impairment

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Cash

For purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis, net of outstanding bank overdrafts.

Receivables

Trade accounts receivable, amounts due from related parties and other receivables represent the principal amounts due at balance date plus accrued interest and less, where applicable, any unearned income and provisions for doubtful accounts.

Accounts Payable

Accounts payable represent the principal amounts outstanding at balance date plus, where applicable, any accrued interest.

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

Employee benefits

The following liabilities arising in respect of employees benefits are measured at their nominal amounts:

- wages and salaries and annual leave expected to be settled within twelve months of the reporting date; and

- other employee benefits expected to be settled within twelve months of the reporting date.

All other employee benefit liabilities expected to be settled more than 12 months after the reporting date are measured at the present value of the estimated future cash outflows in respect of services provided up to the reporting date. Liabilities are determined after taking into consideration estimated future increase in wages and salaries and past experience regarding staff departures. Related on-costs are included.

Joint Ventures

When a member of the group participates in a joint venture arrangement, the member recognises its proportionate interest in the individual assets, liabilities and expenses of the joint venture. The liabilities recognised include its share of those for which it is jointly liable.

Income Tax

Income taxes are accounted for using the comprehensive balance sheet liability method whereby:

- the tax consequences of recovering (settling) all assets (liabilities) are reflected in the financial statements;
- current and deferred tax is recognised as income or expense except to the extent that the tax relates to equity items or to a business combination;
- a deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available to realise the asset;
- deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled.

Investments

Investments in subsidiaries and associates are recorded at the lower of cost or Directors' valuation calculated on an individual basis. Where in the opinion of the Directors there has been a permanent diminution in the value of investments, this has been recognised in the current period. Other investments are classified as available-for-sale and are stated at fair market value. A gain or loss arising from a change in the fair value of an available-for-sale financial asset is recognised directy in equity, through the statement of changes in equity (except for impairment losses and foreign exchange gains and losses) until the financial asset is derecognised at which time the cumulative gain or loss previously recognised in equity is recognised in profit or loss. Advances to subsidiaries and associates are recorded at estimated realisable value.

Translation of Foreign Currency Transactions

Transactions in foreign currencies on initial recognition in the functional currency are recorded by applying to the foreign currency amount the spot exchange rate at the date of the transaction.

At each balance sheet date:

(a) foreign currency monetary items are reported using the closing rate;

(b) non-monetary items which are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction; and

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

(c) non-monetary items which are measured at fair value in a foreign currency are translated using the exchange rates date when the fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were initially translated during the period, or in previous financial statements, are recognised in profit or loss in the period in which they arise, with the exception of exchange differences arising on a monetary item that forms part of the net investment in a foreign operation which are recognised in profit or loss on disposal of the net investment.

Equity

Share Issue Costs
Costs associated with the issue of shares are recognised as a reduction of the amount collected per share.

Equity-based Compensation Benefits

Transactions with Directors and employees are measured by reference to the fair value at grant date of the equity instrument granted.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005 (continued)

	31/12/2005 $'000	31/12/2004 $'000
NOTE 2 REVENUE		
Operating Activities		
Production Sales	4,698	3,031
Non-Operating Activities		
Interest	436	56
Total revenues	5,134	3,087

	31/12/2005 $'000	31/12/2004 $'000
NOTE 3 INCOME TAX EXPENSE		
Profit before tax	2,499	342
Income tax expense at 30%	750	103
Tax effect of:		
- Tax on foreign income due to different tax rate	444	122
- Allowable mining deductions	(245)	(261)
- Losses carried forward	162	355
- Share issue costs claimed	-	(15)
	1,111	304

	31/12/2005 $'000	31/12/2004 $'000
NOTE 4 ISSUED CAPITAL		
Issued and paid up capital:		
Fully paid ordinary shares	119,482	86,184
Share issue costs	-	(504)
	119,482	85,680

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005 (continued)

NOTE 5 EVENTS SUBSEQUENT TO BALANCE DATE

Medco Agreement

Subsequent to the end of the half year, Cue entered into an agreement with Medco Strait Services Pte Ltd ("Medco"), a subsidiary of PT Medco Energi Internasional Tbk, to share the costs and revenue in respect of the Jeruk field. This agreement, in conjunction with a Deed of Release, removed 90.9% of the inkind premium due by Cue to Santos (being that portion of the premium due to Medco under an earlier Jeruk participation agreement between Medco and Santos).

The remaining 9.1% of the in-kind premium due by Cue to Santos continues in force.

The obligation to pay an in kind premium arose as a result of Cue reinstating its rights following the drilling of two sole risk wells on the Jeruk structure previously funded solely by Santos and Medco.

In return for Medco foregoing its share of the above premium, Cue has transferred a 6.818182% economic interest out of its 15% interest in the Jeruk discovery to Medco resulting in Cue's Jeruk interest reducing to 8.181818%.

The agreements remove the requirement for Cue to forego production to the value of approximately USD50 million out of Cue's share of first production from Jeruk and allows Cue to participate in earlier cash flow from Jeruk.

In addition, Medco has reimbursed Cue, subsequent to the end of the half year, in cash for the Medco proportional share of the past Jeruk expenditures and working capital, cash called and paid up, equating to approximately USD6m.

Indonesian Participation

Under the terms of the Sampang Production Sharing Contract (and other Indonesian PSC's), BPMIGAS, or its nominee, has the right to acquire one tenth of the participating interests of each of the participants subject to the reimbursement of all past costs. Petrogas Oyong Jatim, a company associated with the East Java regional government, is in the process of acquiring the interest and as a result Cue's participating interest in the PSC is expected to reduce to 13.5% and in Jeruk to 7.36%. The transaction has not yet been completed, and as a consequence, Cue has not received reimbursement of past costs of approximately US$2 million.

Oyong Development

Access to the production barge is likely to be delayed due to a dispute with the lessor.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005 (continued)

NOTE 6 SEGMENT INFORMATION

2005 BUSINESS SEGMENTS	PNG $AUD'000	AUSTRALIA $AUD'000	NEW ZEALAND $AUD'000	INDONESIA $AUD'000	TOTAL $AUD'000
Segment revenue	4,698	436	-	-	5,134
Unallocated revenue	-	-	-	-	-
Consolidated	4,698	436			5,134
Earnings:					
Consolidated profit before income tax expense	2,712	(213)	-	-	2,499
Segment result after tax	1,601	(213)	-	-	1,388

2005	PNG $AUD'000	AUSTRALIA $AUD'000	NEW ZEALAND $AUD'000	INDONESIA $AUD'000	TOTAL $AUD'000
Assets					
Segment assets	10,759	10,319	6,965	54,286	82,329
Unallocated assets	-	-	-	-	-
Total assets	10,759	10,319	6,965	54,286	82,329
Liabilities					
Segment liabilities	-	2,316	-	-	2,316
Total liabilities	-	2,316	-	-	2,316

2004 BUSINESS SEGMENTS	PNG $AUD'000	AUSTRALIA $AUD'000	NEW ZEALAND $AUD'000	INDONESIA $AUD'000	TOTAL $AUD'000
Segment revenue	3,031	56	-	-	3,087
Consolidated	3,031	56	-	-	3,087
Earnings:					
Consolidated profit before income tax expense	1,447	(1,105)	-	-	342
Segment result after tax	1,143	(1,105)	-	-	38

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005 (continued)

2004	PNG $AUD'000	AUSTRALIA $AUD'000	NEW ZEALAND $AUD'000	INDONESIA $AUD'000	TOTAL $AUD'000
Assets					
Segment assets	10,824	13,745	77	20,501	45,147
Unallocated assets	-	-	-	-	-
Total assets	10,824	13,745	77	20,501	45,147
Liabilities					
Segment liabilities	349	1,048	-	-	1,397
Unallocated liabilities	-	-	-	-	-
Total liabilities	349	1,048	-	-	1,397

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

NOTE 7 INTERNATIONAL FINANCIAL REPORTING STANDARDS

Explanation of transition to AIFRS

As stated in note 1(a), these are the Company's first interim financial statements for part of the period covered by the first annual financial statements prepared in accordance with Australian Accounting Standards - AIFRS.

The accounting policies in note 1 have been applied in preparing the interim financial statements for the six months ended 31 December 2005, the comparative information for the six months ended 31 December 2004, for the year ended 30 June 2005 and the preparation of an opening AIFRS balance sheet at 1 July 2004 (the Company's date of transition).

In preparing its opening AIFRS balance sheet and comparative information for the six months ended 31 December 2004, the Company has not needed to adjust amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous AGAAP).

An explanation and reconciliation of how the transition from previous AGAAP to AIFRS has affected the Company's financial position, financial performance and cash flows for the year ended 30 June 2005, follows.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005 (continued)

NOTE 7 (continued)

(a) At the date of transition to AIFRS - 1 July 2004

CURRENT ASSETS	Note	30/06/2005 $'000 Previous AGAAP	Adjustment $'000	30/06/2005 $'000 AIFRS
Cash assets		25,036		25,036
Receivables		390		390
TOTAL CURRENT ASSETS		25,426		25,426
NON-CURRENT ASSETS				
Property, plant & equipment		19		19
Investments		357		357
Exploration and evaluation expenditure		51,536		51,536
Production properties		4,760		4,760
TOTAL NON-CURRENT ASSETS		56,672		56,672
TOTAL ASSETS		82,098		82,098
CURRENT LIABILITIES				
Payables		3,031		3,031
Redetermination deferred income		23		23
Employee provisions		185		185
		3,239		3,239
NON-CURRENT LIABILITIES				
Deferred tax liability		329		329
TOTAL NON-CURRENT LIABILITIES		329		329
TOTAL LIABILITIES		3,568		3,568
NET ASSETS		78,530		78,530
EQUITY				
Contributed equity	4	119,482		119,482
Reserves		154	139	293
Accumulated losses		(41,106)	(139)	(41,245)
TOTAL EQUITY		78,530	-	78,530

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005 (continued)

NOTE 7 (cont'd)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2005

Notes to the reconciliation

The only adjustment required as part of the transition to AIFRS as at 30 June 2005 was recognition of share options issued to the executives of the company pursuant to AASB 2. AASB 2 requires share based payments, which includes share options to be recognised as an expense with a corresponding increase in share options reserve.

Reconciliation of profit for the year ended 30 June 2005

	Consolidated Entity		
	Previous GAAP	**Adjustment**	**AIFRS**
	$'000	**$'000**	**$'000**
Revenue	6,540	-	6,540
Operating Expenses	(4,677)	(139)	(4,816)
Profit before income tax	1,863	(139)	1,724
Income tax expense	(765)	-	(765)
Profit attributable to shareholders.	1,098	(139)	959

Reconciliation of cash flow statement for the year ended 30 June 2005

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statements.

Note that no adjustments for the transition to AIFRS were required at the transition date of 1 July 2004 or for the half year ended 31 December 2004 that would effect the reported financial position, financial performance and cash flows.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Cue Energy Resources Limited, I state that:
In the opinion of the Directors:

(a) the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the financial position as at 31 December 2005 and the performance for the half-year ended on that date of the consolidated entity; and

  (ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting", and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board of Directors.



Richard Tweedie
Director

Dated at Melbourne this 16th day of March 2006

PKF

Chartered Accountants
& Business Advisers

Level 11, CGU Tower
485 La Trobe Street
Melbourne 3000
GPO Box 5099BB
Melbourne 3001

Tel: (03) 9603 1700
Fax: (03) 9602 3870

www.pkf.com.au

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF CUE ENERGY RESOURCES LIMITED

Scope

We have reviewed the financial report of Cue Energy Resources Limited for the half-year ended 31 December 2005 as set out on pages 10 to 26. The financial report includes the consolidated balance sheet as at 31 December 2005, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the half-year then ended, summary of significant accounting policies and other selected explanatory notes and the directors' declaration. The financial report includes the consolidated financial statements of the entity and the entities it controlled at the end of the half-year or from time to time during the half-year.

The company's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 134: Interim Financial Reporting and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the company's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matters that make us believe that the half-year financial report of Cue Energy Resources Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2005 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

PKF

PKF
Chartered Accountants

M L Port
Partner

16 March 2006
Melbourne

A Victorian Partnership

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


SEC MAIL
RECEIVED
PROCESSING
MAR 2 7 2006
WASH., D.C.
213
SECTION

17 March 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per

Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Drilling Update

- **Jeruk -3 Deviated Appraisal Well**

At 5.00pm on 16 March 2006, Jeruk -3 was at a depth of 4960 metres measured depth (4696 metres vertical depth) and was pulling out of the hole prior to running wire line logs , after encountering what is interpreted to be the top of the Kujung objective at 4960 metres measured depth.

The forward plan is to complete logging, run and cement the 9 $^5/_8$" casing and continue evaluation of the objective.

The planned total depth of the well is 5512 metres measured depth.

Economic interests in the well are expected to be as follows:

Santos Sampang Pty Ltd	40.5% (Operator)
Medco Strait Services*	22.5%
Singapore Petroleum Sampang Pte Ltd	19.64%
PT Petrogas Oyong Jatim+	10%
Cue Sampang Pty Ltd	7.36%

*pursuant to an agreement with Singapore Petroleum and Cue

+subject to finalization of legal documentation

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

17 March 2006